FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani
General Manager of Finance Division

Date: July 19, 2006

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Full Acquisition of Hertz Technology Inc. by Kyocera Kinseki Corporation

(Translation)

To All Persons Concerned	July 19, 2006

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Akihiko Toyotani General Manager of Finance Division (Tel: 075-604-3500)

Full Acquisition of Hertz Technology Inc. by Kyocera Kinseki Corporation

Kyocera Kinseki Corporation (Headquarters: Komae City, Tokyo; President: Isao Kishimoto) (“Kyocera Kinseki”), a wholly owned subsidiary of Kyocera Corporation (Headquarters: Kyoto City; President: Makoto Kawamura) (“Kyocera”), at a meeting of its Board of Directors held on July 19, 2006, decided to acquire Hertz Technology Inc. (Headquarters: Hachioji City, Tokyo; President: Takamitsu Yamamoto) (“Hertz”) as a wholly owned subsidiary in order to further enhance its crystal products business. On the same day, Kyocera Kinseki entered into a share purchase agreement with existing shareholders of Hertz. Hertz is scheduled to change its name to “Kyocera Kinseki Hertz Corporation” as from October 1, 2006.

Hertz manufactures and markets crystal devices including crystal units for ham radios and crystal filters. In addition, it manufactures and sells surface mount type tuning-fork crystal unit developed through a unique technology, which is expected to become the principal product of a business in the future.

Tuning-fork crystal unit is crystal-related component that creates reference signal, for timepieces, and its demand is increasing for use in electronic equipment having clock functions, such as mobile phone handsets and digital home appliances. The size of their market for the year ending March 31, 2007 is expected to reach 40.6 billion yen, a 4% increase as compared to the previous year (based on a forecast by the QIAJ of production by domestic manufacturers).

Kyocera Kinseki is a major crystal device manufacturer which develops and manufactures artificial crystal and crystal-applied products including crystal units, crystal oscillators, SAW filters, optical devices, etc. As a result of the acquisition of Hertz, Kyocera Kinseki will be able to integrate its own manufacturing technology with Hertz’s basic technology and processing technology for tuning-fork crystals, and will be able to increase its manufacturing volume for crystal devices. In addition, Kyocera Kinseki will be able to expand its business as a total crystal device manufacturer by adding tuning-fork crystal units, not currently manufactured by it, to its products lineup and by enhancing its products for the wireless communication market.

Products currently manufactured and sold by Hertz will continue to be manufactured and sold by Hertz and, as from October 1, 2006, under the name of Kyocera Kinseki Hertz Corporation.